March 31, 2006

Via Facsimile (202) 772-9202 and EDGAR

Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev. Form 20-F for the fiscal year ended December 31, 2004. File No. 001-15194

Dear Ms. Di Silvio:

The purpose of this letter is to provide the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) with the supplemental information and clarification discussed during a conference call held on February 10, 2006 among representatives of Companhia de Bebidas das Américas - AmBev (“AmBev”), Deloitte & Touche LLP (“Deloitte”) and Cravath, Swaine & Moore LLP.

This letter is divided into two parts: (i) a summary of the historical events that led up to the InBev-AmBev transactions, as well as the factual background against which the accounting analysis thereof was performed, and (ii) the accounting analysis carried out by AmBev, including the assessment of each of the criteria set forth in paragraph 17 of SFAS 141. The following table of contents summarizes the main topics that will be covered in this letter.

Table of Contents

I.       HISTORICAL AND FACTUAL BACKGROUND

1.1	THE BRAHMA-ANTARCTICA TRANSACTION AND THE CREATION OF AMBEV

1.1.1 Description of Brahma and Antarctica
1.1.2 Overview of Brahma-Antarctica transaction: creation of AmBev
1.1.3 FAHZ’s rights pursuant to the AmBev Shareholders’ Agreement

1.2   THE INBEV-AMBEV TRANSACTIONS

1.2.1 Introductory remarks
1.2.2 Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions
1.2.3 Exchange of shares between Braco Control Group and Interbrew Founding Families
1.2.4 Acquisition of Labatt
1.2.5 Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions
1.2.6 Impact on FAHZ’s rights pursuant to the AmBev Shareholders’ Agreement
1.2.7 The InBev Shareholders’ Agreement
1.2.8 Mandatory tender offer and changes to AmBev’s ownership structure
1.2.9 AmBev stock dividend and changes to AmBev’s ownership structure

II.     ACCOUNTING ANALYSIS

2.1   Appropriate Accounting Model

2.1.1 Consideration of paragraph 9 of SFAS 141
2.1.2 Paragraph 17 analysis
2.1.3 Summary and Conclusion of Paragraph 17 Analysis

2.2   Alternatives Considered

2.2.1 EITF 90-13
2.2.2 Reverse Acquisition (Labatt acquired AmBev, Full step-up of AmBev)
2.2.3 Common Control Transaction

I.       HISTORICAL AND FACTUAL BACKGROUND

1.1	THE BRAHMA-ANTARCTICA TRANSACTION AND THE CREATION OF AMBEV

1.1.1	Description of Brahma and Antarctica

Brahma

Companhia Cervejaria Brahma (“Brahma”) was a company engaged in the production of beverages (mainly beer and soft drinks). Brahma was controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Control Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction (as defined further below). The remaining shares of Brahma were publicly held.1

Antarctica

Indústrias de Bebidas e Conexos Antarctica Paulista S/A (“Antarctica”) was likewise a company engaged in the production of beverages, with an emphasis in beer and soft drinks. Antarctica was controlled by a foundation named Fundação Antônio e Helena Zerrener (“FAHZ”), which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction (as defined below) took place. The remaining shares of Antarctica were publicly held.

1.1.2        Overview of Brahma-Antarctica transaction: creation of AmBev

The “Brahma-Antarctica transaction” consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination led to the formation of AmBev, a holding company that had Brahma and Antarctica as its subsidiaries, and was performed in three steps.

1 Under Brazilian corporate law, a company is either publicly held (listed), such as AmBev, whose shares are publicly traded on the São Paulo Stock Exchange (Bovespa), or privately held (unlisted). Like most Brazilian listed companies, AmBev’s capital is comprised of common (or voting) shares and preferred (or non-voting) shares. AmBev’s common shares entitle the holder thereof to vote at shareholder meetings, but do not entitle the respective holders to any preference relating to dividends, other distributions or any preference upon liquidation. AmBev’s preferred shares, on the other hand, do not entitle the holder to vote at shareholders’ meetings, yet entitle the holder to (i) priority in the reimbursement of capital in case of the company’s liquidation, and (ii) the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares. Further, AmBev’s preferred shares may not be converted into common shares and are not entitled to a fixed or minimum dividend.

First, in July 1999 the Braco Control Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares. As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Control Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares, as detailed in the chart below.

	AmBev Shares		Interest

	Common	Preferred	Voting	Economic

Braco Control Group	7,259,577,835	67,903,465	76.0%	74.1%
FAHZ	2,297,608,655	267,843,425	24.0%	25.9%

Total	9,557,186,490	335,746,890	100.0%	100.0%

Second, in September 1999, Antarctica’s minority shareholders’ exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly-owned subsidiary of AmBev. The table below represents AmBev’s ownership structure upon the conclusion of the conversion by Antarctica’s minority shareholders.

	Shares		Interest

	Common	Preferred	Voting	Economic

Braco Control Group	7,259,577,835	67,903,465	72.1%	69.9%
FAHZ	2,297,608,640	267,843,425	22.8%	24.5%
Antarctica conversion	516,402,500	72,707,040	5.1%	5.6%

Total	10,073,588,975	340,550,465	100.0%	100.0%

Third, in September 2000, Brahma’s minority shareholders’ exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly-owned subsidiary of AmBev. The table below represents AmBev’s ownership structure upon the conclusion of the conversion by Brahma’s minority shareholders.

	Shares		Interest

	Common	Preferred	Voting	Economic

Braco Control Group	7,259,577,835	67,903,465	45.4%	19.4%
FAHZ	2,297,608,655	267,843,425	14.4%	6.8%
Antarctica conversion	526,436,400	72,707,040	3.2%	1.5%
Brahma conversion	5,918,819,505	21,371,819,330	37.0%	72.3%

Total	15,992,408,480	21,790,073,260	100.0%	100.0%

1.1.3         FAHZ’s rights pursuant to the AmBev Shareholders’ Agreement

A key element of the Brahma-Antarctica transaction was the execution of a shareholders’ agreement (the “AmBev Shareholders’ Agreement”) between the Braco Control Group and FAHZ to, among other things, exercise control over AmBev. Without such an agreement, the Brahma-Antarctica transaction would not have occurred.

The AmBev Shareholders’ Agreement sets forth, among other things, certain participation rights negotiated by FAHZ (the “Substantive Participating Rights”). Although the AmBev Shareholders’ Agreement was amended in view of the InBev-AmBev transactions (see Section 1.2), the Substantive Participating Rights remained substantially the same, namely:

➢	approval of AmBev’s annual investment budget and/or any of its subsidiaries when the amount of the investments exceed 8.7% of AmBev’s net sales foreseen for the same fiscal year;
➢	designation, dismissal and substitution of the Chief Executive Officers of AmBev;
➢	approval of or amendment to the compensation policy for AmBev’s board of directors (the “Board of Directors”) and board of executive officers, as well as of its subsidiaries;
➢	approval of stock ownership plans for the managers and employees of AmBev and/or its subsidiaries;
➢	the incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5;
➢	the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving registered or deposited trademarks of AmBev or its subsidiaries;
➢
the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves; and

➢	election of members of committees of the Board of Directors.

Moreover, the AmBev Shareholders’ Agreement provides that whenever the parties fail to reach consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. It also establishes that any votes cast by the parties, or by any of the Board of Directors members appointed by each of them, in violation of the provisions of the AmBev Shareholders’ Agreement will be deemed null, void and ineffective.

Finally, FAHZ is entitled to appoint up to four out of the eleven members to the Board of Directors2  (as well as their respective alternates), which deliberates and approves the annual operating budget and other matters in the ordinary course of business of AmBev and its subsidiaries.

The requirement of FAHZ approval in connection with the matters described in the AmBev Shareholders’ Agreement, grants FAHZ the right to effectively participate in decisions that occur as part of the ordinary course of AmBev’s business and are significant factors in directing and carrying out AmBev’s operations, as:

➢
by appointing members to the Board of Directors and approving the Chief Executive Officers of AmBev, as well as members of committees of the Board of Directors (for instance, the Executive and Finance Committees), FAHZ is assured participation in the ordinary course of AmBev’s business, including the approval of annual operating and investment budgets and the compensation policies of AmBev and its subsidiaries; and

➢
by approving the remuneration policy of the Board of Directors and of the board of executive officers of AmBev as well as the stock ownership plans for the managers and employees of AmBev and/or subsidiaries, FAHZ participates in a significant part of AmBev’s strategy to hire and maintain the best talent available.

1.2            THE INBEV-AMBEV TRANSACTIONS

1.2.1         Introductory remarks

The “InBev-AmBev transactions” (or, the “Transactions”) consisted of a two-step transaction, where (i) the Braco Control Group exchanged its AmBev shares for shares of the Stichting (as defined further below) held by the Interbrew Founding Families (as defined further below), and (ii) AmBev issued shares in favor of Interbrew S.A./N.V. (“Interbrew”) in exchange for Interbrew’s stake in Labatt Brewing Company Ltd. (“Labatt”). Both parts of the InBev-AmBev transactions were negotiated simultaneously. One would not have occurred without the other. It is also worth noting that at the time AmBev decided to acquire Labatt and entered into a definitive agreement to do so, Interbrew had no interest in AmBev.

2 It currently has appointed three members.

1.2.2 Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions

AmBev

Immediately prior to the InBev-AmBev transactions, AmBev was a public company traded on the São Paulo Stock Exchange and on the New York Stock Exchange, jointly-controlled by the Braco Control Group and FAHZ in accordance with the terms of the AmBev Shareholders’ Agreement (described above). The Braco Control Group held approximately 53% of AmBev’s common shares while FAHZ owned approximately 24% of AmBev’s common shares. The remaining 23% of AmBev’s common shares were publicly held, as one can confirm from the information contained in the table below.

AmBev shareholding structure prior to the InBev-AmBev transactions.

	Shares		Interest

	Common	Preferred	Voting	Economic

Braco Control Group	8,253,913,260		52.8%	22.0%
FAHZ	3,794,204,726	413,522,513	24.3%	11.2%
Market	3,583,214,806	21,555,898,808	22.9%	66.8%

Total	15,631,332,792	21,969,421,321	100.0%	100.0%

Interbrew

Interbrew was also a public company listed on Euronext, and was controlled by Stichting Interbrew (the “Stichting”), which owned 65% of Interbrew’s voting shares. The remainder of Interbrew’s voting shares were held in the market. The Stichting was controlled by the Interbrew Founding Families. Interbrew owned, through certain holding companies, 100% of Labatt.

The following chart illustrates the ownerhsip structures for both AmBev and Interbrew prior to the InBev-AmBev transactions.

1.2.3 Exchange of shares between Braco Control Group and Interbrew Founding Families

In March 2004, various entities controlled by the Braco Control Group entered into an agreement (the “Contribution and Subscription Agreement”) with Interbrew and its controlling shareholders (the “Interbrew Founding Families”) to exchange their controlling interest in AmBev for newly-issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

Upon closing of this transaction, (i) the Braco Control Group received approximately 44% of the voting interest in the Stichting, which then owned approximately 56% of Interbrew’s voting shares, and (ii) Interbrew received approximately a 53% voting interest and a 22% economic interest in AmBev. Such voting interest was subject to the pre-existing AmBev Shareholders’ Agreement, as amended. In addition, Interbrew was renamed InBev S.A./N.V. (“InBev”).

1.2.4 Acquisition of Labatt

Also in March 2004, AmBev (with the approval of FAHZ) entered into an agreement (the “Incorporação Agreement”) through which an indirect holding company of Labatt, would be merged into AmBev. As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

With the consummation of this transaction, (i) Labatt became an wholly-owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

1.2.5 Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions

InBev

With the closing of the InBev-AmBev transactions, 56% of InBev’s voting shares were owned by the Stichting, 18% were owned by the Interbrew Founding Families and the remaining 26% constituted the public float.

Although control remained with the Stichting, the Braco Control Group became the holder of 44% of the Stichting’s voting shares, while the Interbrew Founding Families were left with the remaining 56% of the Stichting’s voting shares. More importantly, the Braco Control Group and the Interbrew Founding Families entered into a shareholders’ agreement (the “InBev Shareholders’ Agreement”) providing for, among other things, joint and equal control over the Stichting, its voting shares of InBev, and, consequently, InBev itself. The relevant provisions of the InBev Shareholders’ Agreement are described in item 1.2.7 below.

AmBev

The InBev-AmBev transactions caused InBev to own approximately 68% of AmBev’s voting shares, FAHZ to hold approximately 16% of such shares, leaving the remaining 15% in the hands of the public, as detailed in the following chart.

AmBev shareholding structure after the InBev-AmBev transactions

	Shares		Interest

	Common	Preferred	Voting	Economic

InBev	16,120,095,142	11,398,181,319	68.6%	49.9%
FAHZ	3,794,204,726	416,142,513	16.1%	7.6%
Market	3,583,214,806	19,894,211,536	15.3%	42.5%

Total	23,497,514,674	31,708,535,368	100.0%	100.0%

      Nonetheless, as explained further below, control over AmBev remained subject to the pre-existing AmBev Shareholders’ Agreement, with FAHZ’s Substantive Participating Rights remaining substantially unaltered despite the dilution that took place in light of AmBev’s share issuance in exchange for InBev’s interest in Labatt.

The following chart illustrates the ownerhship structures for both InBev and AmBev after the conclusion of the InBev-AmBev transactions.

(*) Pursuant to the InBev shareholders’ agreement, the Braco Control Group and the Interbrew Founding Families enjoy a 50/50 control over Stichting.

1.2.6         Impact on FAHZ’s rights pursuant to the AmBev Shareholders’ Agreement

As mentioned above, the AmBev Shareholders’ Agreement was amended as part of the InBev-AmBev transactions. The main changes to the terms of the AmBev Shareholders’ Agreement were the following:

➢	provide that each of the parties may appoint two observers to the meetings of the Board of Directors, without a right to vote;
➢	create a financial committee and an audit committee;
➢	eliminate the right of first refusal with respect to the dispositions of AmBev shares;
➢
restrict the disposal of shares, directly or indirectly, by the parties through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of InBev is shared with the Braco Control Group, except for the indirect disposal of shares among the Braco Control Group individuals or to InBev or its affiliates and other limited exceptions;

➢	terminate the provisions relating to the buy-sell rights of the parties; and
➢	extend the term of the agreement so as to expire on July 1, 2019.

Notwithstanding such amendments, FAHZ’s ability to participate in the ordinary course of business of AmBev through its Substantive Participating Rights remained substantially the same.

1.2.7        The InBev Shareholders’ Agreement

One of the main objectives of the Braco Control Group in the InBev-AmBev transactions was to continue to influence the decision-making process of AmBev despite transferring its controlling interest to InBev. To address this need, the InBev Shareholders’ Agreement was entered into so as to ensure the Braco Control Group joint and equal control over the Stichting, which in turn controls InBev, AmBev’s majority shareholder along with FAHZ.

Accordingly, in accordance with the terms of the InBev Shareholders’ Agreements:

➢	each of the Braco Control Group and the Interbrew Founding Families is entitled to appoint:

o	four members to the Stichting board of directors;
o	four members to InBev’s board of directors, with the four to six remaining members of InBev’s board of directors being independent directors;

o	one member to InBev’s audit committee, with the two remaining members being independent directors;
➢
any action of the Stichting board of directors requires the affirmative vote of a majority of the directors present, including at least two directors appointed by the Braco Control Group and two directors appointed by the Interbrew Founding Families;

➢	the Stichting’s board of directors will meet prior to each shareholders’ meeting of InBev in order to determine the manner in which the shares owned by the Stichting shall be voted;
➢
a qualified majority of 75% for approval by InBev’s shareholders of ownership matters, which include (i) reduction in number of InBev shares, (ii) any issuance of InBev shares (except for issuances within authorized capital), (iii) any repurchase or buy-back of InBev share not in the ordinary course of business, (iv) merger or split-up of InBev, (v) any amendment or modification to InBev’s bylaws that could cause a material adverse affect to the Braco Control Group or the Interbrew Founding Families, (vi) InBev’s delisting, (vii) InBev’s liquidation or dissolution, (viii) any acquisition or disposal of tangible assets in excess of 1/3 of InBev’s consolidated assets, and (ix) any modification InBev’s dividend payout policy;

➢
a qualified majority of 50% for approval by InBev’s shareholders of key operational matters, which include (i) appointment and dismissal of InBev’s chief executive officer, (ii) modification of InBev’s executive remuneration and incentive compensation policy, (iii) ratification of party transactions with affiliates, (iv) modification of InBev’s target capital structure and the maximum level of net debt, and (v) all other matters requiring shareholder approval under Belgian law.

➢
an alternating casting vote mechanism between the Braco Control Group and the Interbrew Founding Families in the event of a deadlock at the Stichting board of directors with respect to a key operational matter or other operational matter, pursuant to which the board members appointed by the Braco Control Group and the Intebrew Founding Families will have an alternating casting vote on the Stichting board of directors, with the first casting vote being cast by the directors appointed by the winner of a coin flip;

➢	a buy/sell mechanism in the event of a deadlock with respect to an ownership matter.

In conclusion, it is clear from the above highlighted provisions of the InBev Shareholders’ Agreement that the Braco Control Group and the Interbrew Founding Families exercise joint and equal control over the Stichting, which translates into shared control of InBev and, ultimately, AmBev.

1.2.8        Mandatory Tender Offer

Pursuant to Brazilian corporate law, InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed in March 2005, and InBev acquired an additional 2,960,070,177 AmBev common shares, increasing its stake in AmBev to approximately an 81% voting interest and a 56% economic interest, as further detailed in the table below.

AmBev’s shareholding structure after the MTO

	Shares		Interest

	Common	Preferred	Voting	Economic

InBev	19,080,166,317	11,398,181,319	81.0%	55.9%
FAHZ	3,794,204,726	444,332,513	16.1%	7.8%
Market	683,874,231	19,098,608,579	2.9%	36.3%

Total	23,558,245,274	30,941,122,411	100.0%	100.0%

FAHZ did not tender its AmBev shares in the MTO, as it had already agreed to the amended AmBev Shareholders’ Agreement, and was interested in remaining as part of AmBev’s control group due to its close ties with the company and its business. Even though FAHZ saw its interest in AmBev diluted through the MTO, its overall influence over AmBev’s business remained effectively unchanged because InBev’s increased voting interest was still subject to the AmBev Shareholders’ Agreement and, hence, FAHZ’s Substantive Participating Rights.

1.2.9         AmBev stock dividend

The subsequent change to AmBev’s ownership structure resulted from the payment by AmBev of a stock dividend in May 2005. Pursuant to the stock dividend transaction, AmBev increased its capital by 10,941,151 thousand common shares and paid stock dividends to its shareholders of one common share for each 5 shares owned (preferred or common). After the stock dividend was paid, InBev’s voting interest in AmBev decreased to approximately 73%, FAHZ’s voting stake decreased to approximately 13.5% and AmBev’s public float increased to approximately 13.5%. The specific figures are shown in the table below.

AmBev shareholding structure after the stock dividend

	Shares		Interest

	Common	Preferred	Voting	Economic

InBev	25,175,834,643	11,398,181,319	73.0%	55.7%
FAHZ	4,649,352,173	444,332,513	13.5%	7.8%
Market	4,674,236,115	19,304,969,668	13.5%	36.5%

Total	34,499,422,931	31,147,483,500	100.0%	100.0%

As was the case with the MTO, this additional change to AmBev’s ownership structure did not impact FAHZ’s participation in AmBev’s management, since the stock dividend does not affect in any way the AmBev Shareholders’ Agreement and, consequently, FAHZ’s Substantive Participating Rights.

II.     ACCOUNTING ANALYSIS

2.1            Appropriate Accounting Model

2.1.1        Consideration of paragraph 9 of SFAS 141

Paragraphs 9 and 10 of SFAS 141 state:

For purposes of applying this Statement, a business combination occurs when an entity3 acquires net assets that constitute a business4 or acquires equity interests of one or more other entities and obtains control5 over that entity or entities. This Statement does not address transactions in which control is obtained through means other than an acquisition of net assets or equity interests. For purposes of this Statement, the formation of a joint venture is not a business combination.6

This Statement applies to combinations involving either incorporated or unincorporated entities. The provisions of this Statement apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer net assets or the owners of those entities transfer their equity interests to a newly formed entity (some of which are referred to as roll-up or put-together transactions). All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets, a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. An exchange of a business for a business also is a business combination.

Footnote 5: Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company” (ARB No. 51, Consolidated Financial Statements, paragraph 2, as amended by FASB Statement No. 94, Consolidation of All Majority-owned Subsidiaries), although control may exist in other circumstances.

[Emphasis added]
[Footnotes 3, 4 and 6 omitted]

We believe the Transactions3  constitute a business combination as defined in paragraph 9 of SFAS 141. We believe the Transactions fall within the scope of SFAS 141 regardless of whether the former controlling shareholders of AmBev or Labatt retain or receive a majority of the voting rights of the combined entity. Our conclusion is supported by paragraphs B19 and B20 of SFAS 141, which state:

The 1999 Exposure Draft proposed certain changes to the Opinion 16 definition of a business combination to reflect the Board’s conclusion that all two-party business combinations and virtually all other business combinations (other than joint venture formations) are acquisitions. Specifically, the 1999 Exposure Draft proposed that a business combination be defined as occurring when one entity acquires all or a portion of the net assets that constitutes a business or equity interests of one or more entities and obtains control over the entity or entities.

Respondents to the 1999 Exposure Draft were asked to comment on that proposed definition, in particular whether it would appear to include or exclude business combinations that were not similarly covered by the Opinion 16 definition. The principal concern expressed by respondents that commented on that issue related to the proposal that a business combination be defined as occurring when one entity acquires equity interests of another entity and obtains control over that entity. Many of those respondents said that that definition would exclude certain transactions covered by Opinion 16 from the scope of the 1999 Exposure Draft, in particular, transactions in which none of the former shareholder groups of the combining entities

3 As previously defined in Section 1.2.1, the Transactions consisted of a two-step transaction, where (i) the Braco Control Group exchanged its AmBev shares for shares of the Stichting held by the Interbrew Founding Families and (ii) AmBev issued shares in favor of Interbrew in exchange for Interbrew’s stake in Labatt. Both parts of the InBev-AmBev transactions were negotiated simultaneously. One would not have occurred without the other. At the time AmBev decided to acquire Labatt and entered into a definitive agreement to do so, Interbrew had no interest in AmBev.

obtain control over the combined entity (such as roll-ups, put-togethers, and so-called mergers of equals). During its redeliberations of the 1999 Exposure Draft, the Board concluded that those transactions should be included in the definition of a business combination and in the scope of this Statement. Therefore, paragraph 10 explicitly states that the provisions of this Statement also apply to business combinations in which none of the owners of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. However, the Board acknowledges that some of those business combinations might not be acquisitions, and it intends to consider in another project whether business combinations that are not acquisitions should be accounted for using the fresh-start method rather than the purchase method
[Emphasis Added]

In accordance with paragraph 15 of SFAS 141, we are required to identify the acquiring entity in order to apply the purchase method of accounting. Paragraph 17 of SFAS 141 states (in part), “in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered.” Paragraph 17 goes on to list specific criteria that should be considered in determining the accounting acquirer. Based on our conclusion that the Transactions were within the scope of SFAS 141 we performed an analysis of the factors in paragraph 17 to determine the acquiring entity.

2.1.2        Paragraph 17 Analysis

17(a). The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities [Emphasis added]

Subsequent to the Transactions approximately 68% of AmBev’s voting shares were owned by InBev. This fact, absent further analysis, indicates that the controlling shareholders of Interbrew received the larger portion of voting rights; however, we believe the AmBev Shareholders’ Agreement (and FAHZ’s Substantive Participating Rights contained therein) and the InBev Shareholders’ Agreement (see Section 1.2.7) constitute “unusual or special voting arrangements” that need to be considered when performing the analysis required by paragraph 17(a).

In assessing the criteria set forth in paragraph 17(a), AmBev also considered the guidance in EITF 96-16 (Investor’s Accounting for an Interest when the Investor has a

Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights) to determine whether the approval rights accorded the FAHZ represented substantive participating rights. Based on the analysis of the AmBev Shareholders’ Agreement, as amended, AmBev concluded that FAHZ has substantive participating rights in relation to AmBev that enable it to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The AmBev Shareholders’ Agreement is discussed in sections 1.1.3, 1.2.2, 1.2.5, and 1.2.6.

Although InBev acquired a majority of the voting interest in AmBev (as explained above), we do not believe this fact is a clear indication that paragraph 17(a) would indicate Labatt is the accounting acquirer. Interbrew is no longer able to exercise the same level of influence it had over Labatt prior to the consummation of the InBev-AmBev transactions because of the Substantive Participating Rights of the FAHZ under the AmBev Shareholders’ Agreement and because of the Inbev Shareholders’ Agreement, which involves the former controlling shareholders of AmBev (Braco Control Group). Since control of InBev is no longer exercised by the Interbrew Founding Families but by a group which consists of the Braco Control Group and the Interbrew Founding Families, and because of the FAHZ’s Substantive Participating Rights, we believe the analysis required by paragraph 17(a) would point to AmBev as the accounting acquirer.

17(b). The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

This item is not applicable because InBev and FAHZ are parties to the AmBev Shareholders’ Agreement referred to above and they jointly held, at the time of the consummation of the InBev-AmBev transactions, approximately 84.7% of the voting interest in AmBev. Even if one were to conclude that this criterion were applicable we believe the FAHZ would be the largest minority holder of a voting interest which would indicate AmBev is the accounting acquirer.

17(c). The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

As of the latest general shareholders’ meeting, InBev has appointed eight members of AmBev’s Board of Directors (six permanent members and the two alternates) and FAHZ has appointed three directors (even though under the AmBev Shareholders’ Agreement it is entitled to appoint four directors). Although InBev has the ability to appoint six permanent members of the Board of Directors these appointments are subject to the InBev Shareholders’ Agreement.

AmBev’s Board of Directors currently is:

Name	Shareholder Who Appointed	Affiliation
Carlos Alves de Brito	InBev	AmBev’s CEO until the transactions. AmBev’s co-CEO after the transactions.
Marcel Herrmann Telles	InBev	Braco: AmBev Board member prior to the InBev-AmBev transactions
Carlos Alberto da Veiga Sicupira	InBev	Braco: AmBev Board member prior to the InBev-AmBev transactions
Vicente Falconi Campos	InBev	Braco: AmBev Board member prior to the InBev-AmBev transactions
Luis Felipe Pedreira Dutra Leite	InBev	AmBev: Currently InBev’s Chief Financial Officer and was AmBev’s Chief Financial Officer until the InBev-AmBev transactions
Jo Van Biesbroeck	InBev	Interbrew: currently InBev’s Chief Strategy and Business Development Officer
Jorge Paulo Lemann (alternate)	InBev	Braco: AmBev Board member prior to the InBev-AmBev transactions
Roberto Moses Thompson Motta (alternate)	InBev	Braco: AmBev Board member prior to the InBev-AmBev transactions
Victório Carlos de Marchi	FAHZ	FAHZ: AmBev Board member prior to the InBev-AmBev transactions
José Heitor Attilio Gracioso	FAHZ	FAHZ: AmBev Board member prior to the InBev-AmBev transactions
Roberto Herbster Gusmão	FAHZ	FAHZ: AmBev Board member prior to the InBev-AmBev transactions

The Board of Directors of Labatt is comprised of the following four members elected by Labatt ApS, a wholly owned subsidiary of AmBev:

Name	Shareholder Who Appointed	Affiliation
Miguel Nuno da Mata Patrício	AmBev	AmBev: Acts as Labatt’s Chief Executive Officer
Pedro de Abreu Mariani	AmBev	AmBev: Also holds the position of AmBev’s General Counsel
Susan M. Rabkin	AmBev	Interbrew: Also holds the position of Labatt’s General Counsel
Graham D. Staley	AmBev	Interbrew: Acts as Labatt’s Chief Financial Officer

17(d). The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists

AmBev’s senior management is comprised of the Board of Directors, elected by the shareholders of the AmBev in the manner described in the preceding item, as well as of the executive officers, who are appointed by the Board of Directors.

The Board of Directors of AmBev has two Co-chairmen, one appointed by FAHZ and the other appointed by the InBev.

Pursuant to the AmBev Shareholders’ Agreement, the election of the Chief Executive Officer for Latin America and the Chief Executive Officer for North America requires the joint approval of FAHZ and InBev. The remainder of the executive officers of AmBev is appointed by the majority of the members of its Board of Directors.

Labatt’s senior management is elected by the Board of Directors of Labatt (other than Labatt’s Directors, which are elected by Labatt ApS, as mentioned above).

Below please find a table summarizing the current composition of AmBev and Labatt’s senior management as of the date hereof (excluding board members, the identities of which have been disclosed in the preceding item):

AmBev

Name	Current Position	Former Position*	Organization of origin

Luiz Fernando Ziegler de Saint Edmond	Chief Executive Officer for Latin America	Sales Executive Officer	AmBev
Jorge Luiz Gualberti Martins da Rocha	Executive Officer for Hispanic Latin America	Executive Officer for the Dominican Republic	AmBev
João Maurício Giffoni de Castro Neves	Chief Financial Officer	Soft Drinks Executive Officer	AmBev
Bernardo Pinto Paiva	Sales Executive Officer	Supply Executive Officer	AmBev
Carlos Eduardo Klützenschell Lisboa	Marketing Executive Officer	Marketing Manager	AmBev
Cláudio Braz Ferro	Industrial Executive Officer	Industrial Executive Officer	AmBev
Francisco de Sá Neto	Soft Drinks Executive Officer	Sales Executive Officer for the Southern Region of Brazil	AmBev
Milton Seligman	Corporate Affairs Executive Officer	Corporate Affairs Executive Officer	AmBev
Pedro de Abreu Mariani	General Counsel	General Counsel	AmBev
Olivier Lambrecht	People and Management Executive Officer	VP Organization & Change	Interbrew
Jean-Yves Geoffrey	Information Technology Executive Officer	Director Procurement Europe	Interbrew
Labatt

Name	Current Position	Former Position*	Organization of origin

Miguel Nuno da Mata Patrício	Chief Executive Officer for North America	Chief Executive Officer of InBev Belgium	AmBev
Graham D. Staley	Chief Financial Officer	Chief Financial Officer of Labatt USA	Labatt USA
Harvey Carroll	Marketing Executive Officer	Marketing Director	Labatt
Trent Carroll	Sales Executive Officer	Regional Director for Western Canada	Labatt
Odilon Queiroz Filho	Information Technology Executive Officer	Logistics Director of AmBev	AmBev
James P. Villeneuve	Corporate Affairs Executive Officer	Public Affairs Executive Officer	Labatt
Charles M. Oliver	Supply Chain Executive Officer	Supply Chain Executive Officer	Labatt
Michael G. Rodgers	People and Management Executive Officer	Human Resources Executive Officer	Labatt

Susan M. Rabkin	General Counsel	General Counsel	Labatt

* Prior to the InBev-AmBev transactions.

17(e). The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Braco Group

AmBev Common shares owned	8,253,913,260
Quoted market price (*)	US$ 275.67

Fair value of shares exchanged	US$ 2,275,340,747

(*) Per lot of common shares. Average quoted market price of AmBev’s Common shares for the two days prior to the announcement date translated to U.S. dollar using the average exchange rate for that period.

Stichting

InBev shares owned	141,712,000
Quoted market price (*)	US$ 28.84

Fair value of shares exchanged	US$ 4,087,018,549

(*) Average quoted market price for the two days prior to the announcement date translated to U.S. dollar using the average exchange rate.

Fair value of shares - Stichting	US$ 4,087,018,549

Fair value of shares - Braco Group	US$ 2,275,340,747

Premium paid by Stichting	1,811,677,802

2.1.3        Summary and Conclusion of Paragraph 17 Analysis

Paragraph 17 Criteria	Indicates AmBev is Accounting Acquirer	Indicates Labatt is Accounting Acquirer
(a) Relative Voting Rights	Yes***
(b) Minority Voting Interest	N/A	N/A
(c) Governing Body	Yes
(d) Senior Management	Yes
(e) Exchange of equity securities		Yes

*** We have indicated that an analysis of the criteria in paragraph 17(a) indicates that AmBev is the acquiring entity due to the existence of “special or unusual voting arrangements”, namely the AmBev Shareholders’ Agreement (and the FAHZ’s Substantive Participating Rights contained therein) and the InBev Shareholders’ Agreement. It is important to note that although InBev owns over 50% of the voting shares of AmBev, InBev is controlled by the Stichting (and control of the Stichting is shared between the Interbrew Founding Families and the Braco Control Group). We understand that judgment is required in assessing this criterion; however, we believe that even if one were to conclude that this criterion indicated Labatt was the accounting acquirer that the unambiguous results of the paragraph 17(c) and 17(d) analysis would indicate that AmBev is the accounting acquirer in the Transactions.

The conclusion of our analysis was that AmBev was the accounting acquirer of Labatt.

2.2    Alternatives Considered

2.2.1         EITF 90-13

In determining the appropriate accounting treatment for the transaction, AmBev also considered EITF 90-13, Accounting for Simultaneous Common Control Mergers.

The transaction contemplated in EITF 90-13 involves “an entity (Parent) that obtains control by ownership or otherwise of another entity (Target). Almost simultaneously, as part of an integrated planned transaction, Target issues additional shares to Parent in exchange for Parent's interest in a subsidiary (Subsidiary). Parent, Target, and Subsidiary are substantive operating entities.”

Based on the substantive participating rights of one of the Target’s shareholders (in this case the Target would be AmBev and the shareholders would be FAHZ) and the provisions of the InBev Shareholders’ Agreement we concluded that the facts of the transaction did not match the type of transaction described in EITF 90-13.

2.2.2         Reverse Acquisition (Labatt acquired AmBev, Full step-up of AmBev)

As stated previously, our analysis of paragraph 17 of SFAS 141 led us to conclude that AmBev was the accounting acquirer of Labatt.

2.2.3         Common Control Transaction

We believe accounting for the Transactions as a transfer between entities under common control would be inconsistent with the overall substance of the Transactions which resulted in two previously unrelated entities, AmBev and Labatt, being combined. In reaching this conclusion we also considered the fact that the Transactions occurred simultaneously and were co-dependent on each other. In addition, this accounting treatment would be inconsistent with the conclusion of our paragraph 17 analysis.

Deloitte agrees with the conclusions in this letter.

Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Please contact João Maurício Giffoni de Castro Neves at (5511) 2122-1428 if you would like to discuss our response to this letter or to previous letters.

Very truly yours,
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Chief Executive Officer for Latin America

By:
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

Copies to:

- Michael Moran, Branch Chief, U.S. Securities and Exchange Commission

- David Mercado, Cravath, Swaine & Moore LLP

- Edward Ruiz, Deloitte Touche Tohmatsu, São Paulo office

- Douglas Barton, Deloitte & Touche LLP - National Office, San Francisco

Exhibit A

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F/A filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
•	comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

By:
Name: Pedro de Abreu Mariani
Title: General Counsel